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ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

NOVONIX and ICoNiChem Enter into Collaboration Agreement Focused on Sustainable Cathode Material Feedstock

BRISBANE, Australia, October 9, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, and ICoNiChem Widnes Limited (“ICoNiChem”), a world leader in the production and commercialization of cobalt and nickel salts based in the UK, have announced the signing of a Joint Collaboration Agreement focused on the development of nickel-based cathode active materials (“CAM”).

NOVONIX and ICoNiChem have been selected for funding under the 2024 Canada-UK critical minerals call for proposals, which is focused on advancing projects related to critical minerals essential for industries like renewable energy, electric vehicles, and electronics. To support their participation in the project, NOVONIX Battery Technology Solutions Inc., a Canadian division of NOVONIX, is receiving advisory services and up to CAD $127,928 in funding from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”), while ICoNiChem is receiving support through Innovate UK. The 2-year project, with a total budget of CAD $515,686 between NOVONIX and ICoNiChem, aims to further improve the sustainability of the NOVONIX all-dry, zero-waste technology by incorporating recycled metal feedstock, such as cobalt and nickel carbonates and oxides, into the process.

Dr. Chris Burns, CEO of NOVONIX said, “NOVONIX will utilize its patented all-dry, zero-waste synthesis process to synthesize, test, and analyze cathode active materials that will incorporate ICoNiChem’s recycled cobalt and nickel. Our involvement reflects our continued commitment to advancing sustainable solutions, reducing cathode processing cost, and strengthening the critical mineral supply chain across North America, the UK, and beyond.”

Berk Sengul, Managing Director of ICoNiChem said “This is a fantastic opportunity to work with a world class company like NOVONIX to develop a UK supply chain for nickel-based cathode active materials. The project will strengthen ICoNiChem’s position as a global player in cobalt and nickel materials”

ICoNiChem will provide various recycled materials, including cobalt and nickel carbonates or oxides, throughout the project to compare and demonstrate optimal performance in cathode powders. The project will utilize NOVONIX’s cathode pilot line, as well as other services from NOVONIX Battery Technology Solutions, to support the characterization of project materials including their physical and

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

TM

electrochemical

performance. Materials will be built into full scale pouch cells to benchmark performance relative to other leading cathode materials.

Upon successful completion of milestones, NOVONIX may enter into commercial agreements for ICoNiChem products with the goal of integrating recycled feed into its CAM production processes moving forward.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX All-Dry, Zero-Waste, Cathode Pilot Line
In July 2023, NOVONIX commissioned its all-dry, zero-waste cathode pilot line and announced its production of material that matched the performance of leading cathode materials from existing suppliers in full-cell testing. Since then, the Company has shared the results of an independent engineering study by Hatch Ltd. that shows the potentially significant cost savings and waste reduction of NOVONIX’s cathode synthesis process compared to the conventional wet process.

NOVONIX was recently granted a patent for its all-dry, zero-waste cathode synthesis technology in Japan, a key market for the production and use of CAM. The Company has continued to produce various grades of mid- and high-nickel cathode material to specifications of potential commercialization partners and began sampling these pilot scale materials. A white paper was recently published to highlight the performance of its mid-nickel materials.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

About ICoNiChem
Born out of The Shepherd Chemical Company, ICoNiChem Widnes Ltd was created by an amicable divestiture from Shepherd in August 2016 by GIL (Grove Investments Ltd). On 9th December 2020 the shareholders of ICoNiChem Group Limited agreed to accept an unsolicited offer for the sale of the entire share capital of ICoNiChem Group Limited to Cengiz Holding in Turkey. The site has produced inorganic salts of Cobalt and Nickel in the North West of England uninterrupted for over 40 years.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

TM

The ICoNiChem mission is to grow the specialty chemical business based on quality and manufacturing excellence using 100% ethically sourced feedstocks including recycled materials from Li-ion batteries. This will provide consumers with products using sustainable transition metal compounds developed by a compact focused organisation, which bring real benefits to people in a modern world.

To learn more, visit us at www.iconichem.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our cathode synthesis process, developing cathode active materials with improved performance at a lower cost, the successful completion of our project with ICoNiChem, and the execution of a material technology agreement for ICoNiChem products to be integrated into our processes. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the successful development and commercialization of our cathode synthesis technology and cathode active materials, the commercial success of our technology, our ability to scale our production facility and to obtain funding to finance our growth and operations, the accuracy of our estimates regarding market size, costs and expenses, future revenue, capital requirements and needs for additional financing, how discussions progress with potential customers, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company's Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

TM

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA